Filed by ARRIS Group, Inc. (SEC File No. 000-31254)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pace plc

Date: December 22, 2015

Brazilian Waiting Period Expires for ARRIS-Pace Combination

Acquisition Fully Cleared to Close on January 4, 2016

SUWANEE, Ga., December 22, 2015 – ARRIS Group, Inc. (NASDAQ: ARRS), today announced that the mandatory waiting period with respect to the previously announced approval granted by Brazil’s competition authority CADE has expired. As a result, all merger control closing conditions worldwide have now been met. The previously issued court order regarding the scheme of arrangement governing the acquisition of Pace plc will be delivered to the U.K. Registrar of Companies on January 4, 2016, and the combination will be completed the same day.

About ARRIS

ARRIS Group Inc. (NASDAQ: ARRS) is a world leader in entertainment and communications technology. Our innovations combine hardware, software, and services across the cloud, network, and home to power TV and Internet for millions of people around the globe. The people of ARRIS collaborate with the world’s top service providers, content providers, and retailers to advance the state of our industry and pioneer tomorrow’s connected world. Together, we are inventing the future. For more information, visit www.arris.com.

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Forward-Looking Statements

Statements made in this press release, including those related to the timing for the closing of the transaction, are forward-looking statements. Actual results may differ materially from the results suggested by these statements for a variety of reasons, including satisfaction of customary closing conditions and the other risk factors described in ARRIS’s definitive proxy statement filed with the Securities & Exchange Commission on September 15, 2015. In providing forward-looking statements, ARRIS expressly disclaims any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This release is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

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Contacts:

Bob Puccini

Investor Relations

+1-720-895-7787

Bob.Puccini@arris.com

Jeanne Russo

Media & Industry Analysts

+1-215-323-1880

Jeanne.Russo@arris.com

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